MERUS LABS INTERNATIONAL INC.

ANNOUNCES CLOSING OF $10 MILLION PREFERRED SHARE FINANCING

Toronto, July 11, 2014 - Merus Labs International Inc. (“Merus” or the “Company”) [TSX: MSL, NASDAQ: MSLI] is pleased to announce today that the Company has completed its previously announced private placement issuance of $10 million of Series A convertible preferred shares (the “Series A Preferred Shares”) to a large Canadian institutional investor. In aggregate, the Company issued 10,000 Series A Preferred Shares at a price of $1,000 per share for total proceeds of $10 million. The proceeds of the offering are expected to be used by the Company for future acquisition opportunities as well as for general corporate purposes. Additional details regarding the Series A Preferred Shares are provided in the Company’s June 10, 2014 news release and its corresponding material change report filed on SEDAR on June 10, 2014.

Neither the Series A Preferred Shares nor the common shares of the Company issuable upon conversion have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements.

About Merus Labs International Inc.

Merus is a specialty pharmaceutical company engaged in the acquisition and licensing of pharmaceutical products. Merus utilizes its expertise in pharmaceutical markets and its access to capital to acquire and license niche branded products. Merus further enhances the sale and distribution of these products by the introduction of a focused marketing and promotion plan.

Cautionary Statement

Certain statements contained in this press release may constitute “forward-looking statements” within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Merus’ actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Merus’ products, changes in competition, the ability of Merus to complete future acquisitions and to integrate these acquisitions into its business, Merus’ ability to complete future debt and/or equity financings required to complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Merus that Merus’ plans and objectives will be achieved. These forward-looking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information please contact:

Merus Labs International Inc.

Tel: (416) 593-3725

Or contact our investor relations department at: info@meruslabs.com